

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2025

Massimiliano Chiara
Executive VP and CFO, Executive Director
International Game Technology PLC
10 Finsbury Square, Third Floor
London EC2A 1AF
United Kingdom

       Re: **International Game Technology PLC**
           Form 20-F for Fiscal Year Ended December 31, 2023
           File No. 001-36906

Dear Massimiliano Chiara:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Trade & Services